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                       PRESS RELEASE, DATED JUNE 1, 1999

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
CONTACT: TOM WALDROP                                                        LISA ANSILIO
BILL KIRCOS
Intel Business Press                  Intel Investor Relations              Intel Trade Press
(408) 765-8478                        (408) 765-1910                        (408) 765-9919
tom.waldrop@intel.com                 lisa.ansilio@intel.com                bill.kircos@intel.com
Jane Mazur                            Tom Amato
Dialogic Public Relations             Dialogic Investor Relations
(973) 993-3000 ext. 6118              (973) 993-3000 ext. 6813
J.Mazur@dialogic.com                  T.Amato@dialogic.com
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            INTEL TO ACQUIRE DIALOGIC FOR APPROXIMATELY $780 MILLION

            ACQUISITION TO EXPAND INTEL'S SERVER BUSINESS IN GROWING
                         COMMUNICATIONS MARKET SEGMENT

NOTE: Intel and Dialogic executives will host a teleconference to discuss the details of this agreement and answer questions today at 1:00 p.m. EDT, 10:00 a.m. PDT. Press and analysts who are interested in hearing about this announcement may join the teleconference by dialing (800) 967-7184. International participants may dial (719) 457-2633. The confirmation number is 703646 for all participants. A full recording of the briefing can be accessed through June 11 by dialing (800) 839-8343 or (402) 220-1732.

SANTA CLARA, Calif., and PARSIPPANY, New Jersey, June 1, 1999 -- Intel Corporation and Dialogic Corporation today announced that they have entered into a definitive agreement under which Intel would acquire Dialogic for $44 per share in an all-cash tender offer valued at approximately $780 million.

     The acquisition is aimed at expanding Intel's standard-high-volume (SHV) server business in the multibillion-dollar networking and telecommunications market segment by providing industry vendors with standards-based hardware and software building blocks for integrated voice and data networks.

     Dialogic is a global leader in standards-based computer telephony software, network interfaces and media processing boards that run on Intel-based servers. The company provides key building blocks and technical services that industry manufacturers, application developers and service providers use to develop value-added solutions for combined voice and data networks. Dialogic products are used in voice, fax, data, speech recognition, call center management, Internet Protocol (IP) telephony and enhanced services applications in both enterprise and service provider market segments.

     "This merger strengthens Intel's position as a key supplier to the converging Internet and telecommunications industry," said Craig Barrett, president and chief executive officer of Intel. "Our goal is to make Intel-based servers the foundation of e-business and communications applications based on integrated voice and data networks."

     "The merger benefits Dialogic and its customers by broadening our products and services to accelerate the emergence of high-value, open communications servers and solutions," said Howard Bubb, Dialogic's president and chief executive officer, who will join Intel as a vice president of the company's Enterprise Server Group and president of its Dialogic subsidiary.

     Intel and Dialogic recognize a significant opportunity in providing the Internet and telecommunication industry segments with standards-based platforms for voice-enabled server applications. The companies will focus on expanding their combined business by bringing to the communications industry the benefits of SHV server platforms, including faster time-to-market, a broader selection of applications, and lower deployment costs.
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     Under the agreement, Dialogic will become a wholly owned subsidiary of
Intel, reporting within Intel's Enterprise Server Group. Dialogic employees will continue as employees of the new subsidiary. The companies do not anticipate any immediate changes to their respective product lines, and Dialogic intends to deliver products to customers under existing agreements and to continue its existing manufacturing relationships.

     "Intel and Dialogic share a technology vision and a commitment to standards that makes this merger a natural evolution for us both," said John Miner, Intel vice president and general manager of the Enterprise Server Group.

     Pursuant to the agreement, a cash tender offer to acquire all of the outstanding shares of Dialogic common stock will be commenced by Intel on June 7, 1999, and will remain open until 12 o'clock midnight New York City time on Friday, July 2, 1999. The Board of Directors of Dialogic has approved the definitive agreement and has unanimously recommended that Dialogic stockholders tender their shares pursuant to the offer. Intel's obligations to accept shares tendered in the offer will be conditioned upon the tender of a majority of outstanding Dialogic shares on a fully-diluted basis, regulatory review and other customary conditions. Dialogic founders and board members holding approximately 33 percent of the outstanding shares have agreed to tender their shares in the offer. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $44 per share in a second-step merger following the tender offer.

     Dialogic Corporation (OTC:DLGC) was founded in 1983 and has 1,200 employees worldwide. The company is the leading supplier of a variety of award winning computer telephony products used by OEMs, application developers and communication service providers. The company had 1998 revenues of $294 million and has grown at an average compound annual growth rate of 25 percent in the past five years. Headquartered in Parsippany, New Jersey, Dialogic also has design teams in New Zealand, Israel, Boston, and Santa Clara, along with sales offices in 13 countries worldwide. For information on the company and its products, visit its site on the World Wide Web at http://dialogic.com.

     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.Intel.com/pressroom.
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* Third party marks and brands are property of their respective holders.

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Dialogic. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Dialogic's business will not be successfully integrated with Intel's business; costs associated with the merger; the successful completion of the tender; the inability to obtain the approval of Dialogic's stockholders; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; risks associated with entering into new market segments; and increased competition and technological changes in the industries in which Intel and Dialogic compete. For a detailed discussion of these and other cautionary statements, please refer to Intel's and Dialogic's filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K for the year ended December 26, 1998, for Intel, and December 31, 1998, for Dialogic and their respective Quarterly Reports on Form 10-Q for the quarter ended March 27, 1999, for Intel and the quarter ended March 31, 1999, for Dialogic.
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CONTACT: Michael Sullivan
         (408) 765-1310
         michael.sullivan@intel.com

                          INTEL CORPORATION COMMENCES
                       DIALOGIC CORPORATION TENDER OFFER

SANTA CLARA, Calif., June 7, 1999 -- Intel Corporation today commenced its previously announced tender offer for the purchase of all the outstanding shares of common stock of Dialogic Corporation (NASDAQ: DLGC) at a price of $44.00 net per share in cash.

     The offer is being made pursuant to a previously announced merger agreement between Intel Corporation and Dialogic Corporation under which, if the tender offer is consummated, Intel Corporation will upon satisfaction of certain conditions be obligated to acquire any remaining Dialogic Corporation shares in a cash merger at the same price as paid in the tender offer. Intel Corporation and its affiliates currently own none of the outstanding shares of Dialogic Corporation common stock.

     The offer and withdrawal rights will expire at midnight, New York City time on Friday, July 2, 1999, unless Intel Corporation elects (subject to the terms of its agreement with Dialogic Corporation) to extend the offer. D.F. KING & CO., INC. (D.F. King) is acting as information agent for the offer. D.F. King may be contacted (toll free) at (800) 758-5378 or (call collect) (212) 425-1685.

     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.
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* Third party marks and brands are property of their respective holders.